================================================================================

                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                    FORM 11-K


                [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934

      For the Fiscal Year                                    Commission
      Ended December 31, 1999                         Filed Number 000-23709
     --------------------------                      -----------------------


                                    DOUBLECLICK INC.
                             401(k) RETIREMENT SAVINGS PLAN
                                     (Name of Plan)
                             -------------------------------



                                     DOUBLECLICK INC.
                                   450 West 33rd Street
                                 New York, New York 10001


                 (Name of Issuer of Securities held pursuant to Plan and
                     address of its principal executive office.)


================================================================================

DOUBLECLICK INC. 401(K)
RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 1999 AND 1998

DOUBLECLICK INC. 401(K) RETIREMENT SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

                                                                            PAGE

Report of Independent Accounts                                                2

Financial Statements:

     Statements of Net Assets Available for Benefits
         as of December 31, 1999 and 1998                                     3

     Statement of Changes in Net Assets Available for Benefits
         for the year ended December 31, 1999                                 4

     Notes to Financial Statements                                           5-8

Supplemental Schedule:*

     Schedule I - Schedule of Assets Held for Investment Purposes             9



*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the DoubleClick Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DoubleClick Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
------------------------------

PricewaterhouseCoopers LLP
New York, New York
June 27, 2000

DOUBLECLICK INC. 401(K) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                        1999                      1998
                                                        ----                      ----
ASSETS

Investments, at fair value                           $6,272,451                  $1,919,324

Receivables:

     Employer contribution                               29,784                          --
     Participant contributions                          104,226                      56,848
                                                     ----------                  ----------
     Total receivables                                  134,010                      56,848

Participant loans                                        14,601                       2,136
                                                     ----------                  ----------
     Net assets available for benefits               $6,421,062                  $1,978,308
                                                     ==========                  ==========



The accompanying notes are an integral part of these financial statements.

DOUBLECLICK INC. 401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                                        1999
                                                                        ----
ADDITIONS
     Contributions:
         Participant                                                  $2,883,788
         Employer                                                        152,180
                                                                      ----------
              TOTAL CONTRIBUTIONS                                      3,035,968
                                                                      ----------

     Investment income:
         Interest and dividends                                           30,249
         Net realized and unrealized appreciation in
           fair value of investments                                   1,524,242
                                                                      ----------

              TOTAL INVESTMENT INCOME                                  1,554,491
                                                                      ----------
     TOTAL ADDITIONS                                                   4,590,459

DEDUCTIONS
     Benefits paid to Plan participants                                  147,705
                                                                      ----------
     TOTAL DEDUCTIONS                                                    147,705
                                                                      ----------
     NET INCREASE                                                      4,442,754

Net assets available for benefits:
     Beginning of year                                                 1,978,308
                                                                      ----------
     End of year                                                      $6,421,062
                                                                      ==========

The accompanying notes are an integral part of these financial statements.

DOUBLECLICK INC. 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the DoubleClick Inc. 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the 401(k) Plan Document for a more complete description of the Plan's provisions.

     GENERAL
     The Plan is a defined contribution plan established January 1, 1997, covering eligible employees of DoubleClick Inc. (the "Company"), the Plan's sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Company's Director of Compensation and Benefits.

     PARTICIPANT ACCOUNTS
     A separate account is established and maintained for each Plan participant. Contributions are invested in one or more investment options, as directed by the participant. Income earned and net appreciation or depreciation on Plan investments, for a given investment, are allocated in proportion to the participants' account balances in that fund. On a daily basis, a participant may elect to transfer all or a portion of his or her account balance in a given investment to one or more of the other investments.

     INVESTMENT OPTIONS
     Participants may direct contributions in the following investment options:

     CHASE VISTA U.S. GOVERNMENT MONEY MARKET FUND
     Funds are invested in debt securities issued or guaranteed by the U.S. Treasury, agencies or authorities of the U.S. Government, and repurchase agreements.

     CHASE VISTA BALANCED FUND A
     Funds are invested in both equity and debt securities. Most of the fund's equity securities are in well known, established companies with market capitalizations of at least $200 million and are traded on established securities markets. The fund's debt securities include on-convertible corporate debt and U.S. Government debt securities.

     CHASE VISTA EQUITY INCOME FUND A
     Funds are invested primarily in dividend-paying equity securities, including common stock, preferred stock and securities that are convertible into common stock.

     CHASE VISTA GROWTH & INCOME FUND A
     Funds are invested in common stocks with a broad range of market capitalizations.

     CHASE VISTA SMALL CAP OPPORTUNITIES FUND
     The fund normally invests at least 80% of its assets in equity securities, at least 65% of which are issued by Companies with market capitalizations of up to $1 billion.

     DREYFUS A BONDS PLUS INC. FUND
     Funds are invested in obligations of corporations, including short-, intermediate- and long-term obligations, that are rated "A" or better by Moody's Investors Service, Inc. or Standard & Poor's Ratings Group and in obligations guaranteed by the U.S. Government and its agencies.

DOUBLECLICK INC. 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


     JANUS FUND
     Funds are invested primarily in common stocks selected for their growth potential. Although the fund can invest in companies of any size, it generally invests in larger, more established companies.

     JANUS WORLDWIDE FUND
     Funds are invested in common stocks of companies of any size throughout the world. This fund normally invests in issuers from at least five different countries, including the United States.

     VANGUARD S&P 500 INDEX FUND
     Vanguard S&P 500 Index Fund seeks investment results that correspond with price and yield performance of the S&P 500 index.

     DOUBLECLICK INC. COMMON STOCK
     Funds are invested in common stock of the Company.

     CONTRIBUTIONS
     From January 1, 1999 to October 26, 1999, Plan participants were able to contribute up to 15% of their earnings on a pre-tax basis. Beginning October 27, 1999, the maximum employee contribution was changed to 20% of pre-tax compensation. During 1999, the maximum pre-tax contribution allowed by the Internal Revenue Code was $10,000.

     Prior to October 27, 1999, the Company did not make contributions on behalf of the participants. Beginning October 27, 1999, the Company began to contribute an amount equal to 50% of the first 6% of a participants contribution.

     VESTING
     Participants are fully vested in their contributions and actual earnings thereon. Contributions by the Company become one-half vested to the participant after one year of employment and fully vested after two years of employment. The plan provides that forfeitures, the unvested portion of employer contributions for terminated participants, will serve to reduce future Company contributions.

     PAYMENT OF BENEFITS
     Upon retirement, disability, death or termination of employment, participants' account balances are distributed to the participants in the form of a lump-sum amount equal to the value of their accounts, or fixed or variable installments over the lives of the participants and their beneficiaries. Participants are allowed to withdraw certain portions of their vested contributions under certain circumstances, subject to penalty.

     PARTICIPANT LOANS
     Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their vested balance, whichever is the lesser. Loan terms range from one to five years or up to fifteen years for loans used to purchase a primary residence. Loans are secured by the balance in the participant's account and the interest rate is determined by prime plus 1% at time of loan. Principal and interest is paid ratably through bi-weekly payroll deductions.

DOUBLECLICK INC. 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION
     The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States.

     INVESTMENT VALUATION
     The Plan's investments in mutual funds are stated at market value based on the latest quoted net asset value per share in an active market. Participant loans are valued at cost, which approximates fair value.

     USE OF ESTIMATES
     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures at the date of the financial statements and the reported amounts of total additions and deductions in the statement of changes in net assets available for benefits. Actual results could differ from those estimates.

     INCOME RECOGNITION
     Dividend and interest income are recorded as earned. Unrealized appreciation or depreciation on investments is accrued.

     ADMINISTRATIVE EXPENSES
     All administrative expenses of the Plan, including custodian fees and brokers' commissions, are paid by the Company.

3.   INVESTMENTS

     As of December 31, 1999 and 1998, the Plan's investments were as follows:

                                                                              1999                   1998
                                                                        -------------            -----------
     Chase Vista U.S. Government Money Market Fund                         $  191,961             $   16,784
     Chase Vista Balanced Fund A                                              282,893                137,679*
     Chase Vista Equity Income Fund A                                         496,230*               372,401*
     Chase Vista Growth & Income Fund A                                       537,279*               224,465*
     Janus Fund                                                             1,227,821*               242,354*
     Janus Worldwide Fund                                                   2,207,811*               862,004*
     Vanguard S&P 500 Index Fund                                              431,826*                    --
     DoubleClick Inc. Common Stock                                            655,957*                    --
     Chase Vista Small Cap Opportunities Fund                                  86,927                     --
     Dreyfus A Bonds Plus Inc. Fund                                           153,746                 63,637
                                                                           ----------             ----------
                                                                           $6,272,451             $1,919,324
                                                                           ==========             ==========



     *Represents 5% or more of the Plan's net assets.

DOUBLECLICK INC. 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

4.   PLAN TERMINATION

     While the Company has not expressed an intent to terminate the Plan, it reserves the right to amend or terminate the Plan at anytime, subject to the requirements and penalties of ERISA. No such amendment shall have the effect of diverting the whole, or any part, of the assets or income of the Plan for purposes other than for the exclusive benefit of participants and their beneficiaries.

5.   TAX STATUS

     The Internal Revenue Service determined and informed the Trustee by a letter dated June 6, 1991, that the prototype Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has not received an individual determination letter in relation to the adoption of the Trustees prototype plan. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   RECONCILIATION TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                       DECEMBER 31,
                                                                              1999                    1998
                                                                        -------------           -------------
     Net assets available for benefits per the                            $6,421,062              $1,978,308
       financial statements

     Less: Amounts requested by participants to be
           withdrawn from the Plan but have not yet
           been paid                                                         (16,757)                     --
                                                                          ----------              ----------
     Net assets available for benefits per the
       Form 5500                                                          $6,404,305              $1,978,308
                                                                          ==========              ==========

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                      DECEMBER 31,
                                                                                          1999
                                                                                     -------------
     Benefits paid to participants per the financial statements                         $147,705

     Add: Amounts requested by participants to be
           withdrawn from the Plan but have not yet
           been paid                                                                      16,757
                                                                                        --------
     Benefits paid to participants per the Form 5500                                    $164,462
                                                                                        ========

DOUBLECLICK INC. 401(K) RETIREMENT SAVINGS PLAN
ITEM 27A FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
                                                                      SCHEDULE I
--------------------------------------------------------------------------------

                                                        DESCRIPTION OF                                  CURRENT
   IDENTITY OF ISSUE                                      INVESTMENT                UNITS                VALUE
   -----------------                                      ----------                -----               -------
* Chase Vista U.S. Government
   Money Market Fund                                      Mutual Fund               191,961             $191,961

* DoubleClick Inc. Common Stock                          Common  Stock                2,592              655,957

* Chase Vista Balanced Fund A                             Mutual Fund                18,310              282,893

  Vanguard S&P 500 Index Fund                             Mutual Fund                 3,191              431,826

* Chase Vista Equity Income Fund A                        Mutual Fund                25,087              496,230

* Chase Vista Small Cap
  Opportunities Fund                                      Mutual Fund                 4,404               86,927

* Chase Vista Growth &
  Income Fund A                                           Mutual Fund                13,640              537,279

  Dreyfus A Bonds Plus Inc. Fund                          Mutual Fund                11,474              153,746

  Janus Fund                                              Mutual Fund                27,856            1,227,821

  Janus Worldwide Fund                                    Mutual Fund                28,887            2,207,811
                                                                                                      ----------
         TOTAL INVESTMENTS                                                                            $6,272,451
                                                                                                      ==========
* Participant Loans                                  Interest Rate Charged
                                                     in 1999:  prime + 1%
                                                 Range of Maturity: 1-5 years                            $14,601
                                                                                                      ==========

*Denotes party in interest.

                                    EXHIBITS


     The following Exhibit is being filed with this Annual Report on Form 11-K:

(23)  Consent of Experts and Counsel:

      23.1 Consent of PricewaterhouseCoopers LLP

                                     SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, DoubleClick Inc., the administrator of the DoubleClick Inc. 401(k) Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              DOUBLECLICK INC. 401(k) RETIREMENT
                                              SAVINGS PLAN

                                              /s/ Elizabeth Wang
                                              ----------------------------------
                                          By: Elizabeth Wang, Esq.
                                              Vice President and General Counsel
                                              DoubleClick Inc.

June 30, 2000

                            Exhibit Index

Number                        Description
------                        -----------
23.1                     Consent of PricewaterhouseCoopers LLP